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                            July 21, 2022

       Heather Pomerantz
       Chief Financial Officer
       Freshpet, Inc.
       400 Plaza Drive, 1st Floor
       Secaucus, New Jersey 07094

                                                        Re: Freshpet, Inc.
                                                            Form 10-K for the
Fiscal Year Ended December 31, 2021
                                                            Response dated July
15, 2022
                                                            File No. 001-36729

       Dear Ms. Pomerantz:

               We have reviewed your July 15, 2022 response to our comment letter and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this comment within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comment applies to your facts and circumstances, please tell us why in your response.

              After reviewing your response to this comment, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our
       June 15, 2022 letter.

       Form 10-K for the Year Ended December 31, 2021

       Management's Discussion and Analysis of Financial Condition and Results of Operations
       Non-GAAP Financial Measures, page 33

   1. We note your response to comment 1. You have indicated that the non-GAAP adjustment plant start-up costs
   includes pre-opening and ramp-up costs, such as labor, overhead, testing and disposal
costs, incurred in connection with the start-up of new manufacturing lines before those
lines are fully operational. We have considered your responses carefully and continue
to believe that your non-GAAP financial measures that exclude plant start-up costs
are inconsistent with Rule 100(b) of Reg. G. Please revise
                                                        accordingly.
 Heather Pomerantz
Freshpet, Inc.
July 21, 2022
Page 2

       You may contact Heather Clark at 202-551-3624 or Andrew Blume at 202-551-3254 with any questions.



FirstName LastNameHeather Pomerantz                    Sincerely,
Comapany NameFreshpet, Inc.
                                                       Division of Corporation
Finance
July 21, 2022 Page 2                                   Office of Manufacturing
FirstName LastName